29th Floor, China World Office 2

No.1 Jian Guo Men Wai Avenue

Beijing 100004 P.R.C.

Telephone: +86 10 5737 9300

Facsimile: +86 10 5737 9301004

中国北京建国门外大街1号

国贸写字楼2座29层

邮编 100004

总机: +8610 5737 9300
传真: +8610 5737 9301

www.kirkland.com

Steve Lin To Call Writer Directly +86 10 5737 9315 steve.lin@kirkland.com

June 8, 2022

CONFIDENTIAL

Ms. Tatanisha Meadows
Mr. Adam Phippen
Mr. Brian Fetterolf
Ms. Lilyanna Peyser

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TH International Limited Amendment No. 4 to Registration Statement on Form F-4 Filed May 9 , 2022 File No. 333-259743

Dear Ms. Meadows, Mr. Phippen, Mr. Fetterolf, and Ms. Peyser:

On behalf of our client, TH International Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 2, 2022, on the Company’s Revised Registration Statement on Form F-4 publicly filed on March 9, 2022, relating to a proposed business combination (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing its Revised Registration Statement on Form F-4 (the “Revised Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for review pursuant to the Jumpstart Our Business Startups Act. Simultaneously with the filing via EDGAR, the Company is delivering to the staff via hand delivery five courtesy copies of this letter and the Revised Registration Statement, marked to show changes to the Registration Statement, and two courtesy copies of the filed exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

责任有限合伙 非中国执业律师 • Licensed foreign lawyers only

Austin Bay Area Boston Brussels Chicago Dallas Hong Kong Houston London Los Angeles Munich New York Paris Salt Lake City Shanghai Washington, D.C.

June 8, 2022

Amendment No. 4 to Registration Statement on Form F-4 filed May 9, 2022 Cover Page

1.	Clearly disclose how you will refer to the holding company and its subsidiaries when providing the disclosure throughout the document, so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Your revisions should include definitions of "PRC subsidiaries," "Hong Kong subsidiary" and "HK subsidiary."

In response to the Staff’s comments, the Company has revised the disclosure on pages v, vi, 36, 155 and 179 of the Revised Registration Statement and throughout the Revised Registration Statement.

Summary, page 1

2.	We note your amended disclosure that provides the same-store sales growth for the second half of 2020 and 2021, as well as your disclosure that discusses revenue of your stores on a "year-over-year basis since 2020." To provide shareholders with a complete and balanced picture of your company, please provide same-store sales growth data for all of 2020 and 2021 or tell us why you are excluding data from the first half of 2020 and 2021.

In response to the Staff’s comments, the Company has revised the disclosure on pages 2 and 178 of the Revised Registration Statement.

3.	We note your disclosure relating to "volatility in the supply and price of raw materials," the impact of supply chain issues and inflationary pressures on the economy, and the availability and cost of imported coffee beans. We also note press reports indicating that Tim Hortons has increased its prices in China. Please update your disclosure to expand upon the actual and anticipated impact of inflation, supply chain issues and your increased prices on your business, results of operations, margins, outlook, goals and customers, and discuss the risks of such issues to your business and investors more specifically (as opposed to including boilerplate language). To the extent that you have passed or anticipate passing along costs to customers, please quantify such amounts in your section entitled "THIL's Management's Discussion and Analysis of Financial Condition and Results of Operations," and narratively discuss the impact on your business if price increases continue, including the impact on your working capital needs if your margins are compressed. Additionally, please revise to discuss known trends or uncertainties resulting from inflation, supply chain issues and your increased prices, as well as from current or anticipated mitigation efforts relating to the same, if any, and explain whether any mitigation efforts introduce new material risks, including those related to quality, reliability, or regulatory approval. Please refer to Item 303(b) of Regulation S-K. Last, to the extent that you are impacted by Russia's invasion of Ukraine (which we note you reference on page F-60 in your amended disclosure), please revise to provide more specific disclosures about the legal and operational risks, as well as the impact on your results of operations, as a result of such invasion. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to Companies Regarding Disclosures Pertaining to Russia’s Invasion of Ukraine and Related Supply Chain Issues issued by the Staff in May 2022. Please revise your discussions of supply chain issues to clarify that the pandemic is no longer the sole source of such issues.

In response to the Staff’s comments, the Company has revised the disclosure on pages 2, 3, 4, 37, 41, 42, 58, 178, 179 and 180 of the Revised Registration Statement.

June 8, 2022

4.	We note your response to comment 3, as well as your amended disclosure. Please further revise here, on the prospectus cover page and in the risk factors to clarify, if true, that the identified restrictions on your ability to transfer cash/assets are based on relevant PRC law and that you do not have any other cash management policies that dictate how funds are transferred between you and your subsidiaries, including those not in the PRC. In addition, here, on the prospectus cover page and in the risk factors, revise your statement regarding "potential interventions in or the imposition of these restrictions and limitations by the PRC" (emphasis included) to include new and other restrictions and limitations, as well. Also include a statement here, on the prospectus cover page and in the risk factors that, to the extent cash/assets are in Hong Kong or a Hong Kong entity, the cash/assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you and your Hong Kong subsidiary by the PRC government to transfer cash/assets.

In response to the Staff’s comments, the Company has revised the disclosure on the cover page and pages 6, 7, 60, 61, 62, 63, 193 and 194 of the Revised Registration Statement.

Regulatory Matters, page 22

5.	We note your response to comment 9, as well as your deletion of "other PRC regulatory authorities" on pages 22, 23 and 124. Please revise to expand these discussions of consequences, so that they apply to all permissions or approvals that you are required to obtain from the PRC and Hong Kong to offer your securities and conduct your operations. We further note your statement that, based on the opinion of counsel, you do not believe you are "subject to cybersecurity review or reporting requirements under the applicable PRC cybersecurity laws and regulations"; please revise each instance of such language to also say that you are not covered by permissions or requirements of the CAC, if true. Also, revise your disclosure that "[s]ubstantially all of THIL’s company owned and operated stores and franchise stores" have obtained the approvals, licenses and permits that you are required to maintain in order to operate your business, to disclose whether you and your subsidiaries have received from the PRC and Hong Kong the approvals, licenses and permits that you are required to maintain in order to operate your business and offer your securities; also revise to discuss the nature and number of such approvals, licenses and permits that you and your subsidiaries have not received, if and when you anticipate receiving them, and the consequences during the time that you are operating without receiving them. Make conforming changes to your risk factors.

In response to the Staff’s comments, the Company has revised the disclosure on pages 6, 25, 26, 27, 28, 29, 46, 47, 50, 54, 56, 57, 135, 136, 137, 138 and 139 of the Revised Registration Statement. The Company respectfully advises the Staff that while it believes that, based on the opinion of its PRC legal counsel according to its interpretation of the currently in-effect PRC laws and regulations, neither the Company or any of its subsidiaries is subject to cybersecurity review, reporting or other permission requirements by the CAC with respect to the offering of its securities or the operations of its subsidiaries, the Company and its subsidiaries incorporated under the laws of the PRC are still subject to the CAC’s regulatory oversight and are therefore “covered by its requirements.”

Summary Financial Information of Silver Crest, page 30

6.	We note that you include summary financial information for the nine months ended September 30, 2021. Please update to include the most recent financial statement period required in the filing.

In response to the Staff’s comments, the Company has revised the disclosure on page 34 of the Revised Registration Statement.

Risk Factors "The projections and forecasts presented in this proxy statement/prospectus are not indicative of the actual results . . . ", page 75

7.	Here and on page 118, please state that THIL did not meet the 2021E projections and whether the difference between the projected and actual results is material, and provide a cross-reference to the discussion of your 2021 results of operations. Given the material lapse in time and change in circumstance since the projections were prepared in April 2021, disclose whether the projections continue to reflect management's views on future performance and what consideration the board gave to obtaining updated projections or a lack of reliance upon the projections. In this regard, we note that the board took into account such projections in its recommendation to stockholders regarding the transaction.

In response to the Staff’s comments, the Company has revised the disclosure on pages 83, 128, 129 and 130 of the Revised Registration Statement.

Background of the Business Combination, page 103

8.	We note your amended disclosure that "Mr. Yu, representing THIL, and BofA Securities mutually agreed to terminate their engagements." Please discuss the potential impact on the transaction related to the resignation of BofA Securities and its affiliates. For example, if BofA Securities or any of its affiliates would have played a role in the closing, please revise to identify the party who will be filling such role.

In response to the Staff’s comments, the Company has revised the disclosure on pages 87, 88, 122 and 123 of the Revised Registration Statement.

9.	We note your amended disclosure that "BofA has waived its fees under the engagement letter." Please disclose any fees paid or due to BofA Securities and its affiliates in connection with their role as a financial advisor to THIL. If any of these fees will be forfeited by their May 8, 2022 resignation, please revise to disclose this information. As an example only, we note your disclosure on page 103 indicating that BofA Securities and its affiliates would have been "paid a fee equal to 2.0% of the aggregate gross proceeds received by THIL in any PIPE transaction."

In response to the Staff’s comments, the Company has revised the disclosure on pages 87, 112, 122, 132 and 133 of the Revised Registration Statement.

10.	We note your response to comment 11, as well as your amended disclosure. In addition to providing the individual fees payable to UBS, please provide the aggregate fees payable to UBS.

In response to the Staff’s comments, the Company has revised the disclosure on page 133 of the Revised Registration Statement.

THIL's Management's Discussion and Analysis of Financial Condition and Results of Operations Contractual Obligations and Commitments, page 179

June 8, 2022

11.	We note that the table includes only operating lease commitments followed by disclosure that you do not have any significant long-term obligations. Please revise to include bank borrowings and convertible notes.

In response to the Staff’s comments, the Company has revised the disclosure on page 195 of the Revised Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 197

12.	Reference is made to transaction adjustment (9). Please explain why the amount disclosed in adjustment (9) does not agree to the adjustment to cash and cash equivalents on page 192.

In response to the Staff’s comments, the Company has revised the disclosure on page 208 of the Revised Registration Statement to include an additional adjustment item, “NON-CURRENT ASSETS: Cash held in Collateral Account” of RMB337,677,636, under transaction adjustment (9). The Company respectfully advises the Staff that the placement agent fee payable to Alvarium MB (US) BD LLC in connection with the Equity Support Agreement pursuant to an engagement letter dated May 4, 2022 had been accounted for under the “CURRENT ASSETS: Cash and Cash Equivalent” adjustment item of RMB(35,825,844) included in Amendment No. 4 of the Registration Statement and therefore no additional adjustment on that is required for Amendment No. 5 of the Registration Statement.

Silver Crest Acquisition Corporation Audited Financial Statements Note 9. Fair Value Measurements, page F-58

13.	Reference is made to the last sentence on page F-59. Please revise to disclose the key inputs into the binomial lattice model for the warrants.

In response to the Staff’s comments, the Company has revised the disclosure on page F-59 of the Revised Registration Statement. The Company respectfully advises the Staff that Silver Crest’s warrants were initially valued using a binomial lattice model incorporating the Cox-Ross-Rubenstein methodology, which is considered to be a Level 3 fair value measurement, but the subsequent measurement of the warrants after the initial detachment of Silver Crest’s public warrants from the units sold in its initial public offering were based on an observable market quote in an active market. Transfers from Level 3 fair value measurement to Level 1 fair value measurement and to Level 2 fair value measurement have been recognized at the end of the reporting period

Exhibit 5.2

14.	Please revise to consent to all of the references to your firm in the prospectus.

In response to the Staff’s comments, the Company has revised exhibit 5.2 of the Revised Registration Statement.

June 8, 2022

General

15.	We note your response to comment 19. Please remove the reference to "certain" in all references to the sections "Certain Material U.S. Federal Income Tax Considerations" and "Certain Material PRC Tax Considerations" on pages xi, xii, 16, 66, 88 of the prospectus and in your tax opinion filed as Exhibit 8.1. Refer to Section III.C.1 of Staff Legal Bulletin No. 19.

In response to the Staff’s comments, the Company has revised the disclosure on pages xi, xii, 18, 74 and 97 of the Revised Registration Statement.

16.	Please tell us whether BofA Securities or any of its affiliates was involved in the preparation of any disclosure that is included in the registration statement, or material underlying disclosure in the registration statement, including but not limited to the disclosure beginning on page 114 regarding the "relative valuation analysis" reviewed by Silver Crest’s board of directors or the prospective financial information of THIL beginning on page 116. If BofA Securities or any of its affiliates was involved in preparing this disclosure, please also include a risk factor describing their role in connection with the preparation of the registration statement and the valuation of THIL, including the reduction in THIL's valuation pursuant to the amended merger agreement, and that they disclaim any liability in connection with such disclosure included in the registration statement.

In response to the Staff’s comments, the Company has revised the disclosure on pages 87, 88, 122 and 123 of the Revised Registration Statement.

17.	Please disclose whether BofA Securities or any of its affiliates assisted in the preparation or review of any materials reviewed by the Silver Crest board of directors or management as part of their services to THIL and whether BofA Securities or any of its affiliates has withdrawn its association with those materials and notified Silver Crest of such disassociation. With respect to any notifications to PIPE investors regarding the transaction, the "potential PIPE investor presentation" as disclosed on page 101, as well as any other materials reviewed by PIPE investors, please also disclose the role played by BofA Securities and its affiliates and discuss whether BofA Securities or any of its affiliates has withdrawn its association with those materials and notified Silver Crest of such disassociation.

In response to the Staff’s comments, the Company has revised the disclosure on page 122 of the Revised Registration Statement.

18.	Please disclose what consideration the board gave to the information and discussions with BofA Securities and its affiliates in light of its subsequent resignation and refusal to be associated with the transaction.

In response to the Staff’s comments, the Company has revised the disclosure on pages 87, 88 and 122 of the Revised Registration Statement.

19.	Please provide us with any correspondence between BofA Securities or any of its affiliates and THIL relating to BofA Securities and its affiliates' resignation, as well as any correspondence relating to the PIPE investments between THIL, potential PIPE investors and/or BofA Securities or any of its affiliates. Please contact the staff member associated with the review of this filing to discuss how to submit the materials to us for our review.

In response to the Staff’s comments, the Company has submitted its correspondence with Merrill Lynch (Asia Pacific) Limited (“BofA Securities”) and its affiliates and the PIPE investors regarding the termination of BofA Securities’s engagements as a joint placement agent and financial advisor to the Company.

June 8, 2022

20.	Please provide us with the engagement letter between THIL and BofA Securities and its affiliates, as well as any other documentation associated with this transaction. Please disclose any ongoing obligations of the company pursuant to the engagement letter and any other document that will survive the termination of the engagement, such as indemnification provisions, and discuss the impacts of those obligations on the company in the registration statement.

In response to the Staff’s comments, the Company has submitted its engagement letters with BofA Securities and revised the disclosure on pages 87 and 122 of the Revised Registration Statement.

21.	Please provide us with a letter from BofA Securities and its affiliates stating whether they agree with the statements made in your proxy statement/prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with BofA Securities and its affiliates and they either agree or do not agree with the conclusions and the risks associated with such outcome. If BofA Securities and its affiliates do not respond, please revise your disclosure to indicate you have asked and not received a response and include disclosure about such fact and the risks to investors, including that there cannot be any inference drawn that BofA Securities and its affiliates does not disagree. Please revise the disclosure included accordingly.

The Company respectfully advises the Staff that it has asked BofA Securities to provide a letter stating whether it agrees with disclosure regarding the termination of the engagements in the Revised Registration Statement and BofA Securities has declined to provide the letter and has not otherwise confirmed whether it agrees with the disclosure made in the Revised Registration Statement relating to the termination. In response to the Staff’s comments, the Company has revised the disclosure on pages 87, 88, 122 and 123 of the Revised Registration Statement.

If you have any questions regarding the Revised Registration Statement, please contact me at steve.lin@kirkland.com, + 86 10 5737 9315 (work) or +86 18610495593 (cell). Questions pertaining to matters may be directed to the following partner at KPMG Huazhen LLP.

Thank you for your time and attention.

Very truly yours,

/s/ Steve Lin

Steve Lin

Enclosures

c.c.	Lu Yongchen, Chief Executive Officer

Dong Li, Chief Financial Officer

Linda Zhao, Partner, KPMG Huazhen LLP

John Owen, Esq., Partner, Morrison & Foerster LLP